Exhibit 99.1

News

RBC TO SELL SWISS PRIVATE BANKING BUSINESS

TORONTO, July, 14, 2015 — Royal Bank of Canada (RY on TSX and NYSE) today announced that it has entered into a definitive agreement to sell Royal Bank of Canada (Suisse) SA, (“RBC Suisse”), its Switzerland-based private banking business, to SYZ Group.

“The decision to sell RBC Suisse fits with our stated long-term growth strategy to build a focused global wealth management business that serves high net worth and ultra high net worth clients in priority markets from our hubs in North America, the British Isles and Asia,” said George Lewis, group head, RBC Wealth Management and Insurance.

“SYZ has a strong reputation for client service and a complementary geographic focus to RBC Suisse, making it well positioned to build on the business’s strong history.”

Headquartered in Geneva, RBC Suisse provides private banking and wealth management services to high net worth clients globally, with a particular focus on emerging markets, including clients from Latin America, Africa and the Middle East. It had approximately CHF10 billion in total assets under management as at October 31, 2014.

SYZ is a family-owned private bank and institutional asset management firm, with 19 offices globally, also based in Geneva.

“We will work closely together with SYZ to ensure a smooth transition for RBC Suisse employees and a seamless process for clients,” said George Lewis.

The transaction is subject to regulatory approvals and customary closing conditions and is expected to close in the third quarter of calendar year 2015. Financial terms of the transaction were not disclosed.

About RBC Wealth Management

RBC Wealth Management is one of the world’s top five largest wealth managers*. RBC Wealth Management directly serves affluent, high net worth and ultra high net worth clients globally with a full suite of banking, investment, trust and other wealth management solutions, from our key operational hubs in Canada, the United States, the British Isles, and Asia. The business also provides asset management products and services directly and through RBC and third party distributors to institutional and individual clients, through its RBC Global Asset Management business (which includes BlueBay Asset Management). RBC Wealth Management has more than C$747 billion of assets under administration, more than C$481 billion of assets under management and approximately 4,100 financial consultants, advisors, private bankers, and trust officers. For more information, please visit www.rbcwealthmanagement.com.

*Scorpio Partnership Global Private Banking KPI Benchmark 2014. In the United States, securities are offered through RBC Wealth Management, a division of RBC Capital Markets, LLC, a wholly owned subsidiary of Royal Bank of Canada. Member NYSE/FINRA/SIPC.

…/2

About RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the closing of the sale of RBC Suisse. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the closing of the sale of RBC Suisse, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors—many of which are beyond our control and the effects of which can be difficult to predict—include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q2 2015 Report to Shareholders; anti-money laundering; growth in wholesale credit; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the United States and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview section in our Q2 2015 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q2 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release, whether written or oral, that may be made from time to time by us or on our behalf.

Media contacts:

International:

Carol Key, +44 207 429 8622, carol.key@rbc.com

North America:

Tessa Riley, +1 416-348-2754, tessa.riley@rbc.com

Rina Cortese, +1 416-974-5506, rina.cortese@rbc.com

Analyst contact:

Stephanie Phillips, +1 416 955 7809, stephanie.phillips@rbc.com